One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

March 3, 2022

Mr. Patrick Costello

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	J.P. Morgan Real Estate Income Trust, Inc.

Draft Registration Statement on Form S-11

Submitted on November 24, 2021

CIK No. 0001893262

Dear Mr. Costello:

This letter sets forth the confidential response of our client, J.P. Morgan Real Estate Income Trust, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated December 21, 2021, pertaining to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on November 24, 2021. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Cover Page

1.     Comment: We note that the offering will not commence until you have privately sold at least $150 million of shares Class E common stock or Class E units of the operation partnership, and that the price for your shares will be equal to the most recently determined net asset value per share for the Class E shares sold in the private offering, plus applicable upfront selling commissions and dealer manager fees. Please tell us why this would not cause the registered offering to be made on a delayed basis under Rule 415(a)(1)(x). Please also tell us how the disclosure of the offering price complies with Item 501(b)(3) of Regulation S-K. In this regard, we note that the initial price per share currently reflected on the cover page is based on an assumption that the most recently determined NAV per share for your Class E shares is $10.00. Clarify whether at the time of effectiveness you expect to disclose an actual NAV per share for Class E shares that will be form the basis of the initial per share purchase price reflected in the registration statement.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Fort Worth | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

Mr. Patrick Costello

March 3, 2022

Response: Prior to the commencement of the public offering, J.P. Morgan Investment Management Inc. (the “Adviser”) has agreed to purchase $100 million in shares of the Company’s Class E common stock, par value $0.01 per share (“Class E shares”) or Class E units (“Class E units”) of J.P. Morgan REIT Operating Partnership, L.P., the Company’s operating partnership (the “Operating Partnership”), or a combination thereof, subject to reduction to an amount not less than $25 million (based on aggregate commitments from other investors to purchase Class E shares in excess of $100 million). In addition, the Company has commenced a private offering of up to $200 million of its Class E shares to a limited number of accredited investors pursuant to the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder (the “Private Placement”). In lieu of an escrow structured public offering, where the Company commits to not break escrow until a set amount of proceeds are raised in the public offering, the Company will not request effectiveness of the registration statement relating to this offering until it has (1) received in the aggregate at least $25 million in proceeds from the sale of shares and/or units purchased by the Adviser and (2) received binding commitments to purchase Class E shares and/or Class E units in the aggregate of at least an additional $125 million from investors in the Private Placement or the Adviser. Prior to requesting effectiveness of the registration statement, the Company will update the disclosure in the prospectus to reflect the amount invested or the amount committed to be invested by the Adviser and investors in the Private Placement. The Company intends to promptly commence the public offering upon effectiveness of the registration statement in accordance with Rule 415(a)(1)(ix) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Further, prior to requesting effectiveness, the Company expects it will have determined a NAV per Class E share in accordance with the NAV calculation policies and procedures set forth in the Draft Registration Statement. The most recently determined NAV per Class E share will form the basis of the initial per share purchase price reflected in the prospectus in accordance with Item 501(b)(3) of Regulation S-K.

2.    Comment: We note that prior to the commencement of this offering, JPM Investor will purchase not less than $25 million and up to $150 million of the Class E common stock or Class E units required to be sold prior to commencement of the registered offering. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:

•	Whether you currently have any shares outstanding from the private offering;

•	Whether the private offering is or will be made to investors other than JPM Investor in order to reach the $150 million of proceeds;

•	When the private offering will terminate in relation to the commencement of the registered offering;

•

Whether Class E shares or units held by private investors other than JPM Investor may be repurchased on the same terms as other investors under your repurchase plan, or whether they will be subject terms similar to the JPM Investor Mandatory Repurchase;

•	The factors you will consider in determining the offering price for the Class E shares or units.

Mr. Patrick Costello

March 3, 2022

Response: The Company’s responses to the questions raised by the Staff are set forth below:

•

Other than the 20,000 shares of common stock issued to the Adviser in connection with the initial capitalization of the Company, the Company does not currently have any shares outstanding from any private offering. Prior to requesting effectiveness of the registration statement, the Company will update the disclosure in the prospectus to reflect any information required to be included in the registration statement in connection with shares or units purchased by the Adviser and shares issued in the Private Placement.

•

The Company is currently conducting the Private Placement under the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. The Private Placement is expected to include a limited number of investors that have substantive, pre-existing relationship with the Adviser, the Company or their respective affiliates.

•

While Rule 152(a) promulgated under the Securities Act permits simultaneous registered and private offerings under certain circumstances, the Company expects to terminate the Private Placement prior to commencement of the public offering to which the registration statement relates. To the extent the Company determines to extend the Private Placement beyond the date on which the Company publicly files its registration statement, the Company will evaluate the facts and circumstances of each offering to ensure it is in compliance with the Staff’s guidance relating to the integration of concurrent private and registered offerings.

•

The Class E shares issued to investors through the Private Placement will not be eligible for repurchase pursuant to the Company’s share purchase program (the “Repurchase Plan”). While the definitive repurchase terms are subject to negotiation between the individual investors and the Company, the Company currently expects that such repurchase terms will be substantially consistent with the repurchase terms applicable to the shares to be purchased by the Adviser as disclosed in the Draft Registration Statement. Prior to requesting effectiveness of the registration statement, the Company will update the disclosure in the prospectus to reflect the material terms of any such repurchase arrangements.

•

The price for the Class E shares in the Private Placement will be $10.00 per share until such time as the Company commences determining a net asset value (“NAV”) per Class E Share. The initial $10.00 purchase price per Class E Share was determined by the Company’s board of directors in its sole discretion after considering the initial offering prices per share of other blind pool, non-listed REITs. After the Company makes its first investment in real estate or real estate debt, the price per Class E Share in the Private Placement will vary and will generally equal the Company’s most recently determined NAV per Class E Share, which the Company expects to determine monthly (such price referred to

Mr. Patrick Costello

March 3, 2022

as the “transaction price”). The Company may sell Class E Shares in the Private Placement at a transaction price that it believes reflects the NAV per Class E Share more appropriately than the most recently determined NAV per Class E Share in cases where the Company believes there has been a material change (positive or negative) to its NAV per Class E Share since the most recently determined NAV per Class E Share.

3.    Comment: We note your disclosure on page 6 that you are a perpetual-life REIT and that while you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please disclose this in your risk factor bullet points on the cover page.

Response: The Company has revised the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

Management, page 134

4.    Comment: Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

Response: No termination fees are payable to the Adviser, J.P. Morgan Institutional Investments Inc., the dealer manager for the offering, or any of their respective affiliates.

Compensation, page 145

5.    Comment: We note your disclosure in the section regarding the length of time over which the stockholder servicing fee will be paid. We also note your disclosure on page 147 and elsewhere in your filing that gross proceeds for purposes of such calculation includes the gross proceeds of any shares issued under your distribution reinvestment plan. Please revise your disclosure to describe your assumption of how many shares are sold under your dividend reinvestment plan or tell us why such disclosure is not necessary.

Response: The Company respectfully submits that such disclosure is not necessary and is expressly prohibited by the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”). The NASAA REIT Guidelines specifically prohibits the Company from including in its prospectus “a quantitative estimate of a REIT’s anticipated economic performance or anticipated return to participants, in the form of investment objectives, cash distributions, tax benefits or otherwise.” Given that the Company does not have an operating history and has not declared or paid any distributions to date, any such calculation that includes an assumption on the number of shares sold under the dividend reinvestment plan would require a forecast as to the amount of future distributions. Further, any such forecast would be speculative even if permitted under the NASAA REIT Guidelines given that the Company is a blind pool without any identified investments or operating history.

Mr. Patrick Costello

March 3, 2022

Compensation With Other J.P. Morgan Accounts and Allocations of Investment Opportunities, page 163

6.    Comment: We note your disclosure on page 163 and elsewhere in the prospectus that there may be overlap of investment opportunities with Other J.P. Morgan Accounts. Please consider expanding your disclosure to provide insight into the size of any competing funds, and any additional procedures you have to allocate opportunities.

Response: The Company has revised the disclosure on page 166 of Amendment No. 1 to provide disclosure regarding the size of any competing funds and additional allocation procedures in response to the Staff’s comment.

Share Repurchase, page 255

7.    Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Repurchase Plan. The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016). As shown below, the Company’s plan contains each of these key features.

Key Features of Repurchase Plan	Blackstone REIT	JPM REIT

•  All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.

	√	√

Mr. Patrick Costello

March 3, 2022

Key Features of Repurchase Plan	Blackstone REIT	JPM REIT

•  The Company will not solicit repurchases under the Repurchase Plan other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

	√	√

•  Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.

	√	√

•  Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

	√	√

•  Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of the Company’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of Company’s common stock as of the last calendar day of the previous calendar quarter.

	√	√

•  If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

	√	√

•  Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.

	√	√

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.

	√	√

Mr. Patrick Costello

March 3, 2022

Key Features of Repurchase Plan	Blackstone REIT	JPM REIT

•  There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

	√	√

•  The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

	√	√

• The Repurchase Plan is open to all stockholders with respect to shares issued in the public offering.	√	√

We do not believe that the JPM Mandatory Repurchases impact the analysis of the Repurchase Plan relative to the tender offer rules or the relief granted by the Staff in the prior no-action letters. As discussed in more detail below, any JPM Mandatory Repurchase (1) will be pursuant to the terms of the privately negotiated subscription agreement between the Company and the Adviser (the “JPM Subscription Agreement”) (a) that does not require any future investment decision by the Adviser and (b) is not as a result of any program or widespread solicitation by the Company, and (2) will only occur in any month where the full amount of all shares of the Company’s common stock requested to be repurchased under the Repurchase Plan are repurchased by the Company (which means that repurchases pursuant to the Repurchase Plan are functionally completed for that given month and stockholders participating in the Repurchase Plan during such month will not be prejudiced by a JPM Mandatory Repurchase) and (3) will not exceed the Repurchase Plan’s monthly and quarterly caps.

Pursuant to the terms of JPM Subscription Agreement, the Adviser will agree not to submit its Class E shares and any subsequent shares of common stock of the Company it receives in connection with a conversion of Class E units in the Operating Partnership (collectively, the “JPM Shares”) for repurchase pursuant to the Repurchase Plan. Instead, the JPM Subscription Agreement provides specific terms on which the JPM Shares may be repurchased by the Company. In particular, the JPM Subscription Agreement is expected to include the following material terms:

•	No JPM Mandatory Repurchase may be made until the earlier of (i) the first date that the Company’s NAV reaches $1.5 billion and (ii) three years from the commencement of the public offering.

•

Subject to limitations described below, the Company is required pursuant to the Subscription Agreement, without any further action by the Adviser or the Company, to repurchase each month from the Adviser only the number of JPM Shares that are available under the Repurchase Plan’s 2% monthly and 5% quarterly caps after satisfying repurchase requests from stockholders who purchase shares pursuant to the public offering and holders of shares that are otherwise subject to repurchase under the Repurchase Plan.

•	For so long as the Adviser acts as investment adviser to the Company, the Company or the Operating Partnership, as applicable, is not permitted to effect

Mr. Patrick Costello

March 3, 2022

any JPM Mandatory Repurchase with respect to any month in which either (i) the full amount of all shares of the Company’s common stock requested to be repurchased under the Repurchase Plan are not repurchased or (ii) the Repurchase Plan has been suspended.

•

If the Company determines that any JPM Mandatory Repurchase would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company as a whole, the Company may elect not to redeem or repurchase all or any portion of the JPM Mandatory Repurchase.

•

The Company may in its sole discretion determine to suspend a JPM Mandatory Repurchase if it is prohibited from purchasing the JPM Shares by a legal, contractual or regulatory restriction applicable to it or its affiliates.

As outlined above, the investment decision regarding the terms for the Company’s repurchase of the JPM Shares is being made during the private negotiation of the Subscription Agreement between the Company and the Adviser. The JPM Mandatory Repurchases are pursuant to a formulaic, automatically executing process that is built into the terms of the JPM Subscription Agreement. Additionally, the JPM Mandatory Repurchases are taking place after the Repurchase Plan has effectively concluded for a given month and all requests from stockholders who purchase shares pursuant to the public offering and holders of shares that are otherwise subject to repurchase under the Repurchase Plan to sell their shares under the Repurchase Plan have been satisfied.

Further, the Company notes that terms of the JPM Subscription Agreement are consistent with stockholder interests because the terms (1) do not require the Company to solicit any repurchases from the Adviser; (2) prohibit the Adviser from utilizing the Repurchase Plan, thereby eliminating the risk that there would be an undue burden on the Repurchase Plan and the Company’s ability to provide liquidity to stockholders, (3) prioritizes stockholders who purchase shares pursuant to the public offering and holders of shares that are otherwise subject to repurchase under the Repurchase Plan by prohibiting any JPM Mandatory Repurchases where either (i) the full amount of all shares of the Company’s common stock requested to be repurchased under the Repurchase Plan are not repurchased during any month or (ii) the Repurchase Plan has been suspended and (4) provides for an orderly repurchase of the JPM Shares through a prescriptive calculation each month that is not subject to the Adviser’s discretion at the time of any such repurchase.

Lastly, the JPM Mandatory Repurchases are not the type of transactions for which the tender offer rules were designed to provide investor protections, and do not constitute a tender under the Wellman factors. The terms of the JPM Mandatory Repurchases have been privately agreed upon between two sophisticated parties at the time of the original investment. The Adviser does not have any further investment discretion and the Company will not be soliciting the repurchase of the JPM Shares. Additionally, the JPM Mandatory Repurchases will not negatively impact other stockholders who desire to request repurchase of their shares through the Repurchase Plan, as the only time a JPM Mandatory Repurchase will occur is after the Repurchase Plan is functionally closed for any given month. Furthermore, because the JPM Mandatory Repurchases are subject to the aggregate applicable caps in the Repurchase Plan, the JPM Mandatory Repurchases are likely to not result in the Company repurchasing a significant number of JPM Shares in any given period.

Accordingly, for the aforementioned reasons, the Company believes the Repurchase Plan is consistent with the relief granted by the Staff in the prior no-action letters and that the terms of the JPM Subscription Agreement, which prescribe the terms of each JPM Mandatory Repurchase, do not negatively impact this analysis.

Mr. Patrick Costello

March 3, 2022

8.    Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Table IV, page A-6

9.    Comment: Please disclose annualized return on investment and median annual leverage. Please also include aggregate amount of compensation paid or reimbursed to sponsor or its affiliates, since you have omitted Table II.

Response: The Company has revised the disclosure on page A-6 of Amendment No. 1 to disclose annualized return on investment, median annual leverage and aggregate amount of compensation paid or reimbursed to sponsor or its affiliates in response to the Staff’s comment.

General

10.    Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Company acknowledges that sales materials to be used in connection with the Company’s public offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all such written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered public offering.

Mr. Patrick Costello

March 3, 2022

11.    Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company notes that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Company will supplementally provide copies thereof to the SEC.

12.    Comment: We note that you intend to price your shares monthly based on NAV. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: The Company’s template for future NAV disclosures is provided as Exhibit A hereto.

Please contact me if you should need additional information or should have questions.

Very truly yours,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Exhibit A

NAV Supplement Template

Exhibit A

TEMPLATE NAV DISCLOSURE

*****

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. [    ] DATED [        ], 20XX

TO THE PROSPECTUS DATED [        ], 20XX

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated [    ], 20XX (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of [Month] 1, 20XX; and

•	to disclose the calculation of our [NAV month] [Last day], 20XX net asset value (“NAV”) per share for each class of our common stock.

[Month] 1, 20XX Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of [Month] 1, 20XX (and repurchases as of [Prior month] [Last day], 20XX) is as follows:

Transaction Price (per share)
Class T	$	[	]
Class S	$	[	]
Class D	$	[	]
Class I	$	[	]

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of [NAV month] [Last day], 20XX. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

[NAV month] [Last day], 20XX NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I and Class E common stock, [as well as partnership interests of the Operating Partnership held by parties other than the Company].1

[1]	The reference to the partnership interests here and elsewhere will only be included if applicable.

The following table provides a breakdown of the major components of our total NAV as of [NAV month] [Last day], 20XX ($ and shares in thousands):

Components of NAV	[DATE]
Investment in real property	$
Investment in real estate debt
Investment in real estate-related securities
Cash and cash equivalents
Restricted cash
Other assets
Debt obligations
Subscriptions received in advance
Other liabilities
Stockholder servicing fees(1)

Net Asset Value	$

Number of outstanding shares[/units]

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of [NAV month] [Last day], 20XX, we have accrued under GAAP approximately $[        ] million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of [NAV month] [Last day], 20XX ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Third- Party Operating Partnership Units	Total
Net asset value	$	$	$	$	$	$	$
Number of outstanding shares[/units]

NAV per share as of [NAV month] [Last day], 20XX	$	$	$	$	$	$

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [NAV month] [Last day], 20XX valuations, based on property types. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

Property Type	Discount Rate		Exit Capitalization Rate
Industrial	[	●]%	[	●]%
Multifamily	[	●]	[	●]

These assumptions are determined by independent third-party appraisal firms or our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values		Multifamily Investment Values
Discount Rate	0.25% decrease	[	]%	[	]%
(weighted average)	0.25% increase	[	]%	[	]%
Exit Capitalization Rate	0.25% decrease	[	]%	[	]%
(weighted average)	0.25% increase	[	]%	[	]%